CHOATE, HALL & STEWART LLP

William C. Rogers

(617) 248-5043

wrogers@choate.com

September 5, 2006

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Sierra Pacific Power Company

Registration Statement on Form S-4, File No. 333-134802

Dear Ladies and Gentlemen:

On behalf of our client, Sierra Pacific Power Company (the “Company”), we are transmitting herewith for filing the Company’s Pre-Effective Amendment No. 1 on Form S-4/A to Registration Statement on Form S-4, file no. 333-134802, filed on June 7, 2006 (as amended, the “Registration Statement”), for the registration under the Securities Act of 1933, as amended (the “Securities Act”), of $300,000,000 aggregate principal amount of the Company’s 6% General and Refunding Mortgage Notes, Series M, due 2016 (the “New Notes”) and for the qualification under the Trust Indenture Act of 1939, as amended, of the General and Refunding Mortgage Indenture, dated as of May 1, 2001, between the Company and The Bank of New York, as Trustee, as amended and supplemented to the date hereof, under which the Old Notes (as defined below) have been issued and the New Notes are to be issued.

Pursuant to an exchange offer described in the Registration Statement (the “Exchange Offer”), the New Notes are to be issued in exchange for outstanding notes of the Company having substantially identical terms, sold in reliance upon Rule 144A under the Securities Act (the “Old Notes”). The Company is registering the New Notes, to be offered in the Exchange Offer, in reliance on the position of the Staff of the Securities and Exchange Commission (the “Commission”) enunciated in a series of “no-action” letters commencing with Exxon Capital Holdings Corporation (available May 13, 1988) and including Morgan Stanley and Co., Inc. (available June 5, 1991), as interpreted in the Commission’s letter to Shearman & Sterling dated July 2, 1993. The Company has requested us to advise the Commission of the following representations and statements in connection with the Exchange Offer:

1.	The Company has not entered into any arrangement or understanding with any person (including any broker-dealer) to distribute the New Notes to be received in

Securities and Exchange Commission

September 5, 2006

the Exchange Offer and, to the best of the Company’s information and belief, each person (including any broker-dealer) participating in the Exchange Offer will acquire the New Notes in the ordinary course of business and with no arrangement or understanding with any person to participate in a distribution of New Notes to be received in the Exchange Offer.

2.	The prospectus contained in the Registration Statement discloses, in the section titled “The Exchange Offer,” that any broker-dealer that holds Old Notes acquired for its own account as a result of market-making activities or other trading activities and receives New Notes in exchange for such Old Notes pursuant to the Exchange Offer may be deemed to be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes (it being understood that such prospectus may be the prospectus contained in the Registration Statement since such prospectus refers to such resales in the section titled “Plan of Distribution”).

3.	The Letter of Transmittal, which must be signed or otherwise agreed to by or on behalf of an exchange offeree in order to participate in the Exchange Offer, contains a provision to the effect that any exchange offeree that is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer (it being understood that such prospectus may be the prospectus contained in the Registration Statement, as aforesaid).

By separate letter, the Company has requested acceleration of the Registration Statement on Thursday, September 7, 2006 or as soon thereafter as practicable.

Please do not hesitate to contact the undersigned at (617) 248-5043 or Eunice Kim Chapon of this office at (617) 248-5256, should you have any questions regarding this letter or the Registration Statement.

Very truly yours,

CHOATE, HALL & STEWART LLP

Counsel to Sierra Pacific Power Company

By:  /s/ William C. Rogers

        William C. Rogers